SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Ikanos Communications, Inc.

(Name of Subject Company)

Ikanos Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 94538

(510) 979-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard Fremont, California 94538 (510) 979-0400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ikanos Communications, Inc. (“Ikanos” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of QUALCOMM Incorporated (together with Purchaser and Parent, “Qualcomm”), to purchase all of the issued and outstanding shares of common stock of Ikanos at a per share purchase price of $2.75, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”) and assume all outstanding indebtedness of Ikanos at the closing of the Merger, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Qualcomm with the SEC on August 19, 2015 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except to the extent specifically provided in this Amendment No. 5, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Identity and Background of Filing Person

Item 3 of the Schedule 14D-9 entitled “Arrangements between Ikanos and its Executive Officers, Directors and Affiliates” is hereby amended and supplemented as follows:

•	To replace in its entirety the first paragraph of the section entitled “- Change of Control Arrangements” with the following:

“Each of Ikanos’ executive officers is a party to an Offer Letter with Ikanos that provides certain payments and benefits in the event of a change of control under various scenarios. Pursuant to the Offer Letters, the Transaction constitutes a change of control event. Each executive officer’s potential severance benefits are detailed below, and all severance benefits are contingent upon the execution of a standard settlement and release of claims agreement.”

•	To replace in its entirety the paragraph in the section entitled “–Compensation of Continuing Employees” with the following:

“Ikanos has been advised that on August 18, 2015, a representative of Parent indicated to Mr. Pal that Parent intended to offer him a senior position at Parent to be effective as of the Closing Date, which would include a retention component, and that no other compensation details were communicated. Ikanos has further been advised that Parent and Mr. Pal subsequently discussed proposed employment terms, but as of September 21, 2015, Parent’s proposed terms had expired without Mr. Pal entering into any arrangement or understanding with Parent regarding the terms and conditions of his employment following the Merger. Parent does not currently anticipate entering into any arrangement or understanding with Mr. Pal prior to the closing of the Offer or the Merger. Parent has extended offers to other designated employees who are not executive officers or directors of Ikanos.

Parent has offered each of our other executive officers a transition services agreement providing for continued employment by Parent as Senior Advisors for a limited period of time following the Closing Date. Under the terms of each of the transition offers to the other executive officers, they will continue to be eligible, subject to execution of the required release of claims, to receive their Change of Control severance benefits described above in “- Change of Control Agreements.” Although Parent reserves the right to terminate the transition period earlier, the expected transition period for each executive officer and their rates of pay during their transition periods are as follows: Mr. Tahernia – 3 months at a bi-weekly rate of $15,846.40 ($412,006.40 annualized); Mr. Bencala – 6 months at a bi-weekly rate of $10,308.00 ($268,008.00 annualized); Mr. Krometis – 6 months at a bi-weekly rate of $9,962.80 ($252,012.80 annualized); and Mr. Murphy – 2 months at a bi-weekly rate of $9,231.20 ($240,011.20 annualized). Each of these persons will also be eligible for Parent service awards and participation in benefits plans under the terms of those plans.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the following to the end of the section entitled “Anti-Takeover Statutes – The Taiwan Fair Trade Act of 1992”:

“By letter dated September 16, 2015, the TFTC notified Parent that it would not exercise jurisdiction over the transactions contemplated by the Merger Agreement. Upon receipt of such notice, the relevant waiting period is deemed to have been terminated.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2015	Ikanos Communications, Inc.

	By:	/s/ Andrew S. Hughes
Andrew S. Hughes
Vice President, General Counsel & Corporate Secretary